Exhibit 99.1
QIAGEN N.V. and Subsidiaries
U.S. GAAP Quarterly Report for the Period Ended September 30, 2026
Table of Contents

Condensed Consolidated Financial Statements
2	Condensed Consolidated Balance Sheets as of September 30, 2026 (unaudited) and December 31, 2025
4	Condensed Consolidated Statements of Income (unaudited) for the three and nine months ended September 30, 2026 and 2025
5	Condensed Consolidated Statements of Comprehensive Income (unaudited) for the three and nine months ended September 30, 2026 and 2025
6	Condensed Consolidated Statements of Changes in Equity (unaudited) for the three and nine months ended September 30, 2026 and 2025
8	Condensed Consolidated Statements of Cash Flows (unaudited) for the nine months ended September 30, 2026 and 2025
10	Notes to the Condensed Consolidated Financial Statements (unaudited)

39	Operating and Financial Review and Prospects
48	Quantitative and Qualitative Disclosures About Market Risk
49	Recent Authoritative Pronouncements
49	Application of Critical Accounting Estimates
49	Off-Balance Sheet Arrangements
49	Legal Proceedings
50	Risk Factors

Condensed Consolidated Financial Statements
QIAGEN N.V. and Subsidiaries Condensed Consolidated Balance Sheets
(in thousands)	Notes	September 30, 2026	December 31, 2025

		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$805,132	$839,005
Short-term investments		25,000	259,913
Accounts receivable, net of allowance for credit losses of $20,906 and $19,538, respectively		390,108	402,608
Inventories, net	(5)	319,976	301,888
Prepaid expenses and other current assets	(9)	181,639	191,659
Total current assets		1,721,855	1,995,073
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $527,383 and $464,965, respectively		933,706	923,948
Goodwill	(6)	2,674,346	2,700,658
Intangible assets, net of accumulated amortization of $627,051 and $578,981, respectively	(6)	334,735	386,431
Other long-term assets	(7, 9)	277,828	275,122
Total long-term assets		4,220,615	4,286,159
Total assets		$5,942,470	$6,281,232

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Balance Sheets
(in thousands, except par value)	Notes	September 30, 2026	December 31, 2025

		(unaudited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(8)	$146,347	$—
Accrued and other current liabilities	(4, 9, 10, 15, 16)	398,932	439,481
Accounts payable		109,267	72,656
Total current liabilities		654,546	512,137
Long-term liabilities:
Long-term debt, net of current portion	(8)	1,496,508	1,654,428
Other long-term liabilities	(9, 10, 15)	316,454	336,513
Total long-term liabilities		1,812,962	1,990,941
Commitments and contingencies	(15)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common shares, 0.01 EUR par value, authorized—410,000 shares, issued—206,801 and 217,685 shares, respectively	(13)	2,404	2,529
Additional paid-in capital	(13)	966,255	1,436,360
Retained earnings		2,920,455	2,748,390
Accumulated other comprehensive loss	(13)	(401,031)	(377,309)
Less treasury shares, at cost—304 and 764 shares, respectively		(13,121)	(31,816)
Total equity		3,474,962	3,778,154
Total liabilities and equity		$5,942,470	$6,281,232
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Income (Unaudited)
		Three Months Ended		Nine Months Ended
		September 30,		September 30,
(in thousands, except per share data)	Notes	2026	2025	2026	2025

Net sales	(4)	$547,869	$532,583	$1,575,229	$1,549,579
Cost of sales:
Cost of sales	(16)	181,510	187,783	532,942	535,028
Acquisition-related intangible amortization		12,359	13,541	38,298	40,325
Total cost of sales		193,869	201,324	571,240	575,353
Gross profit		354,000	331,259	1,003,989	974,226
Operating expenses:
Sales and marketing		113,053	112,819	344,334	337,250
Research and development		53,945	48,748	152,635	140,281
General and administrative		33,074	30,287	90,949	92,543
Acquisition-related intangible amortization		2,285	2,112	6,952	5,722
Restructuring, acquisition, integration and other, net	(16)	19,166	8,130	59,816	32,018
Total operating expenses		221,523	202,096	654,686	607,814
Income from operations		132,477	129,163	349,303	366,412
Other income (expense):
Interest income		10,754	15,070	30,677	44,319
Interest expense		(10,488)	(8,218)	(31,561)	(23,117)
Other (expense) income, net		(431)	(1,289)	1,827	(6,518)
Total other (expense) income, net		(165)	5,563	943	14,684
Income before income tax expense		132,312	134,726	350,246	381,096
Income tax expense	(11)	26,653	4,683	73,143	64,045
Net income		$105,659	$130,043	$277,103	$317,051
Basic earnings per common share	(14)	$0.51	$0.60	$1.34	$1.46
Diluted earnings per common share	(14)	$0.51	$0.60	$1.33	$1.45

Weighted-average common shares outstanding:
Basic	(14)	206,505	216,871	206,620	217,316
Diluted	(14)	208,057	218,453	208,275	218,942
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Comprehensive Income (Unaudited)
		Three Months Ended
		September 30,
(in thousands)	Notes	2026	2025

Net income		$105,659	$130,043
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains on cash flow hedges, net of $1,840 tax expense and $2,611 tax expense, respectively	(9)	5,294	7,531
Reclassification adjustments on cash flow hedges, net of $2,017 tax benefit and $2,490 tax benefit, respectively	(9)	(5,799)	(7,242)
Cash flow hedges, net of tax		(505)	289
Net investment hedge	(9)	1,272	8,302
Foreign currency translation adjustments, net of $0 tax and $0 tax, respectively		869	(5,250)
Other comprehensive income		1,636	3,341
Comprehensive income		$107,295	$133,384

		Nine Months Ended
		September 30,
(in thousands)	Notes	2026	2025

Net income		$277,103	$317,051
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains (losses) on cash flow hedges, net of $5,059 tax expense and $12,930 tax benefit, respectively	(9)	14,549	(37,165)
Reclassification adjustments on cash flow hedges, net of $5,812 tax benefit and $13,265 tax expense, respectively	(9)	(16,717)	38,069
Cash flow hedges, net of tax		(2,168)	904
Net investment hedge	(9)	13,126	(43,229)
Foreign currency translation adjustments, net of $0 tax and $0 tax, respectively		(34,680)	132,541
Other comprehensive (loss) income		(23,722)	90,216
Comprehensive income		$253,381	$407,267
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Changes in Equity (Unaudited)
(in thousands)	Notes	Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury shares		Total equity
		Shares	Amount				Shares	Amount

Balance at June 30, 2026		206,801	$2,404	$956,239	$2,814,982	($402,667)	(306)	($13,218)	$3,357,740
Net income		—	—	—	105,659	—	—	—	105,659
Unrealized gain, net on hedging contracts	(9)	—	—	—	—	6,566	—	—	6,566
Realized gain, net on hedging contracts	(9)	—	—	—	—	(5,799)	—	—	(5,799)
Translation adjustment, net	(13)	—	—	—	—	869	—	—	869
Issuance of common shares in connection with stock plan		—	—	—	(186)	—	4	186	—
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(2)	(89)	(89)
Share-based compensation	(12)	—	—	10,016	—	—	—	—	10,016
Balance at September 30, 2026		206,801	$2,404	$966,255	$2,920,455	($401,031)	(304)	($13,121)	$3,474,962

Balance at June 30, 2025		217,685	$2,529	$1,409,012	$2,517,965	($387,664)	(851)	($36,353)	$3,505,489
Capital repayment	(13)	—	—	(4)	—	—	—	—	(4)
Net income		—	—	—	130,043	—	—	—	130,043
Unrealized gain, net on hedging contracts	(9)	—	—	—	—	15,833	—	—	15,833
Realized gain, net on hedging contracts	(9)	—	—	—	—	(7,242)	—	—	(7,242)
Translation adjustment, net	(13)	—	—	—	—	(5,250)	—	—	(5,250)
Issuance of common shares in connection with stock plan		—	—	—	(434)	—	11	434	—
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(4)	(163)	(163)
Share-based compensation	(12)	—	—	10,709	—	—	—	—	10,709
Balance at September 30, 2025		217,685	$2,529	$1,419,717	$2,647,574	($384,323)	(844)	($36,082)	$3,649,415
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Changes in Equity (Unaudited)
(in thousands)	Notes	Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury shares		Total equity
		Shares	Amount				Shares	Amount

Balance at December 31, 2025		217,685	$2,529	$1,436,360	$2,748,390	($377,309)	(764)	($31,816)	$3,778,154
Capital repayment	(13)	(10,884)	(125)	(496,739)	—	—	38	—	(496,864)
Net income		—	—	—	277,103	—	—	—	277,103
Unrealized gain, net on hedging contracts	(9)	—	—	—	—	27,675	—	—	27,675
Realized gain, net on hedging contracts	(9)	—	—	—	—	(16,717)	—	—	(16,717)
Translation adjustment, net	(13)	—	—	—	—	(34,680)	—	—	(34,680)
Cash dividends declared, $0.35 per share	(13)	—	—	—	(72,309)	—	—	—	(72,309)
Issuance of common shares in connection with stock plan		—	—	—	(32,729)	—	747	32,729	—
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(325)	(14,034)	(14,034)
Share-based compensation	(12)	—	—	26,634	—	—	—	—	26,634
Balance at September 30, 2026		206,801	$2,404	$966,255	$2,920,455	($401,031)	(304)	($13,121)	$3,474,962

Balance at December 31, 2024		223,904	$2,601	$1,666,070	$2,448,122	($474,539)	(1,614)	($74,915)	$3,567,339
Capital repayment	(13)	(6,219)	(72)	(280,158)	—	—	45	—	(280,230)
Net income		—	—	—	317,051	—	—	—	317,051
Unrealized loss, net on hedging contracts	(9)	—	—	—	—	(80,394)	—	—	(80,394)
Realized loss, net on hedging contracts	(9)	—	—	—	—	38,069	—	—	38,069
Translation adjustment, net	(13)	—	—	—	—	132,541	—	—	132,541
Cash dividends declared, $0.25 per share	(13)	—	—	—	(54,243)	—	—	—	(54,243)
Issuance of common shares in connection with stock plan		—	—	—	(63,356)	—	1,329	63,356	—
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(604)	(24,523)	(24,523)
Share-based compensation	(12)	—	—	33,805	—	—	—	—	33,805
Balance at September 30, 2025		217,685	$2,529	$1,419,717	$2,647,574	($384,323)	(844)	($36,082)	$3,649,415
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Cash Flows (Unaudited)
		Nine Months Ended
		September 30,
(in thousands)	Notes	2026	2025

Cash flows from operating activities:
Net income		$277,103	$317,051
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		154,850	144,352
Non-cash impairments	(7)	15,218	2,537
Amortization of debt discount and issuance costs	(8)	1,752	2,354
Share-based compensation expense	(12)	26,634	33,805
Deferred tax benefit		(7,667)	(303)
Loss on marketable securities	(7)	—	968
Other items, net including fair value changes in derivatives		6,326	10,586
Net changes in operating assets and liabilities:
Accounts receivable		3,037	(13,757)
Inventories		(35,271)	4,553
Prepaid expenses and other current assets		(18,456)	(5,600)
Other long-term assets		565	394
Accounts payable		44,845	(6,319)
Accrued and other current liabilities		(70,585)	(68,164)
Income taxes		35,570	44,238
Other long-term liabilities		13,023	(501)
Net cash provided by operating activities		446,944	466,194

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Cash Flows (Unaudited)
		Nine Months Ended
		September 30,
(in thousands)	Notes	2026	2025

Cash flows from investing activities:
Purchases of property, plant and equipment		(128,395)	(130,137)
Purchases of intangible assets	(6)	(3,487)	(5,410)
Purchases of short-term investments		(50,000)	(369,014)
Proceeds from redemptions of short-term investments		284,294	522,057
Cash paid for acquisitions, net of cash acquired	(3)	(1,864)	(66,595)
Cash received (paid) for collateral asset	(9)	7,620	(28,037)
Purchases of investments	(7)	(1,675)	(1,677)
Net cash provided by (used in) investing activities		106,493	(78,813)
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	(8)	—	744,628
Capital repayment	(13)	(496,749)	(280,086)
Cash dividend payment	(13)	(72,309)	(54,244)
Repayment of long-term debt	(8)	—	(60,167)
Tax withholding related to vesting of stock awards	(12)	(14,034)	(24,523)
Cash paid for collateral liability	(9)	(494)	(16,790)
Cash paid for contingent consideration	(10)	(2,000)	(9,219)
Other financing activities	(13)	(891)	(228)
Net cash (used in) provided by financing activities		(586,477)	299,371
Effect of exchange rate changes on cash and cash equivalents		(833)	5,287
Net (decrease) increase in cash and cash equivalents		(33,873)	692,039
Cash and cash equivalents, beginning of period		839,005	663,555
Cash and cash equivalents, end of period		$805,132	$1,355,594
The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements (unaudited)
September 30, 2026
1. Corporate Information
QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law with a registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a global leader in Sample to Insight solutions, that enable customers to extract and analyze molecular information from samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis, while bioinformatics support the interpretation of complex data to deliver actionable insights. Automation solutions integrate these steps into streamlined, cost-effective workflows. We serve more than 500,000 customers worldwide in Life Sciences (academia, pharmaceutical research and development and industrial applications, such as forensics) and molecular diagnostics (clinical healthcare). As of September 30, 2026, we employed about 5,400 people in over 35 locations worldwide.
2. Basis of Presentation and Accounting Policies
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in either common stock or in-substance common stock of companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for at our initial cost, minus any impairment, plus or minus changes from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
We undertake acquisitions to complement our own internal product development activities. In December 2025, we acquired Parse Biosciences, Inc. a privately held, leading provider of scalable, instrument-free solutions for single-cell research located in Seattle, Washington. In May 2025, we acquired GNX Data Systems Ltd. (doing business as Genoox). Genoox, a privately held company founded in 2014 and headquartered in Tel Aviv, Israel, provides AI-powered software that enables clinical labs to scale and accelerate the processing of complex genetic tests. At the acquisition dates, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. While changing conditions in our global environment present additional uncertainty, we continue to use the best information available to form our estimates. Actual results could differ from those estimates.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization and our products and services are offered globally. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. Accordingly, we operate and make decisions as one operating segment.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2025.
Summary of Significant Accounting Policies
The interim condensed consolidated financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as of and for the year ended December 31, 2025.
Adoption of New Accounting Standards in 2026
ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets allows entities to use a practical expedient for measuring credit losses on accounts receivable and contract assets, assuming current conditions persist for their remaining life. The ASU is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods. We elected the practical expedient for estimating expected credit losses on current trade accounts receivable and current contract assets by assuming that current conditions as of the balance sheet date do not change for the remaining life of the assets. The adoption of this guidance on January 1, 2026 did not have a material impact on our condensed consolidated financial statements.
ASU 2024-04, Debt—Debt With Conversion and Other Options, Induced Conversions of Convertible Debt Instruments, clarifies the accounting requirements for settlements of debt instruments accounted for as induced conversions, including certain convertible debt instruments with cash conversion features and instruments that are not currently convertible. The ASU is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods. We adopted the ASU on January 1, 2026 without material impact and will apply the guidance prospectively to induced conversions occurring after the adoption date.
New Accounting Standards Not Yet Adopted
As of September 30, 2026, the following recently issued but not yet adopted accounting pronouncements are expected to impact our consolidated financial statements:
ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) requires additional disaggregated expense disclosures in the notes to the financial statements for interim and annual periods. In January 2025, ASU 2025-01 clarified the effective dates: annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied prospectively or retrospectively. We expect to adopt the ASU in the annual reporting for the year ended December 31, 2027 with the inclusion of the additional disaggregated expense disclosures.
ASU 2025-03, Business Combinations (ASC 805), Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, revises the guidance on identifying the accounting acquirer in a business combination in which the legal acquiree is a variable interest entity (VIE), with the objective of improving comparability with acquisitions that do not involve VIEs. This ASU is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. We do not expect a material impact and will apply the guidance prospectively to business combinations occurring after the adoption date.
ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software amends the guidance for accounting for internal-use software costs. The update clarifies and simplifies the capitalization requirements for costs incurred in the development of internal-use software, including both software developed or obtained for internal use and certain cloud computing arrangements. The amendments provide more specific criteria for when costs should be capitalized versus expensed, and require enhanced disclosures regarding the nature and amounts of capitalized internal-use software costs. This ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods. Early adoption is permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements and intend to adopt at the effective date.
ASU 2025-09, Derivatives and Hedging, Hedge Accounting Improvement aligns the hedge accounting with the economics of risk management activities. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact of ASU 2025-09 and anticipate adopting prospectively at the effective date with our interim reporting in 2027.
ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, establishes authoritative guidance for the recognition, measurement, presentation, and related disclosures of government grants received by business entities. The guidance is effective for public business entities for annual reporting periods beginning after December 15, 2028 and interim periods within those annual periods. Early adoption is permitted. The amendments may be applied using a modified prospective, modified retrospective, or retrospective transition approach. We are currently evaluating the impact and expect to adopt the ASU in our annual reporting for the year ended December 31, 2029.
ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, clarifies when Topic 270 applies, improves the navigability of interim disclosure requirements (including a comprehensive list of interim disclosures required by GAAP), and adds a principle to disclose events since the last annual reporting period that have a material impact. The amendments are effective for public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied prospectively or retrospectively. We expect to adopt prospectively beginning with our interim reporting in 2028.
ASU 2025-12, Codification Improvements amends various topics within the Accounting Standards Codification to clarify, simplify, and improve consistency in the application of U.S. GAAP. The amendments are effective for annual reporting periods beginning after December 15, 2026 and interim periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact and expect to adopt the ASU in our annual reporting for the year ended December 31, 2027.
ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818) establishes guidance for the recognition, measurement, presentation, and disclosure of environmental credits and environmental credit obligations. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2027, including interim periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact and expect to adopt the ASU in our annual reporting for the year ended December 31, 2028.
3. Acquisitions
We undertake acquisitions to complement our own internal product development activities. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, business service centers, distribution channels and customer relations, to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.

2025 Business Combinations
Parse Biosciences, Inc.
On December 2, 2025, we acquired 100% of the shares of Parse Biosciences, Inc. (Parse). Parse, a leading provider of scalable, chemistry-based single-cell solutions was founded in 2018 in Seattle, Washington. Its proprietary Evercode™ platform enables instrument-free, high-throughput RNA workflows with unmatched flexibility and ease of use. The company also offers the cloud-based Trailmaker™ software suite for intuitive data analysis and GigaLab, a service platform capable of processing large-scale projects. Parse serves more than 3,000 customers in over 40 countries.
The cash consideration totaled $231.0 million. Of this amount, $33.0 million was retained in an escrow account (discussed in Note 15 "Commitments and Contingencies") which is available to cover working capital adjustments and claims for breach of any representations, warranties or indemnities. The acquisition included contingent consideration which is recorded as part of the purchase price based on the acquisition date fair value. At the acquisition date, potential contingent payments totaled $55.0 million, of which the fair value of $13.4 million was recorded as purchase price. The fair value was initially estimated using a Monte Carlo option pricing model with inputs based on the business plan and historical peer‑group data and subsequently measured using a probability‑weighted discounted cash flow model applying a weighted‑average cost of capital of 11.4% to 11.8%. Potential contingent payments cover periods through 2027. During the year ended December 31, 2025, we incurred total acquisition related costs of $4.5 million to effect the business combination, which was expensed to restructuring, acquisition, integration and other, net expense.
The allocation of the purchase price is preliminary and not yet finalized. We continue to gather information about the acquired tax balances. The preliminary allocation of the purchase price is based upon preliminary estimates which used information that was available to management at the time the consolidated financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change.
The preliminary purchase price allocation as of September 30, 2026 differed from the initial preliminary purchase price allocation as follows:

(in thousands)	Preliminary as of September 30, 2026	As of December 2, 2025	Difference

Purchase Price:
Cash consideration	$231,010	$229,147	$1,863
Fair value of contingent consideration	13,400	13,400	—
	$244,410	$242,547	$1,863

Preliminary Allocation:
Cash	$4,552	$4,552	$—
Accounts receivable	3,540	3,540	—
Inventories	6,057	6,057	—
Prepaid expenses and other current assets	5,753	2,011	3,742
Accounts payable	(947)	(947)	—
Accruals and other current liabilities	(10,642)	(6,900)	(3,742)
Other long-term liabilities	(11,303)	(11,303)	—
Fixed and other long-term assets	16,124	16,124	—
Developed technology	60,700	60,700	—
Trade name	2,200	2,200	—
Customer base	38,100	38,100	—
Other intellectual property	19	19	—
Goodwill	128,885	139,828	(10,943)
Deferred tax asset	27,275	14,375	12,900
Deferred tax liability on fair value of identifiable intangible assets acquired	(25,903)	(25,809)	(94)
	$244,410	$242,547	$1,863
The preliminary purchase price allocation as of September 30, 2026, considers adjustments in the remeasurement period for working capital adjustments, deferred tax assets related to net operating losses and research and development costs, and other receivables and accrued liabilities recorded in connection with preacquisition contingencies.
The weighted average amortization period for the acquired intangibles is 14.8 years. The goodwill acquired is not deductible for tax purposes.
At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired company from the acquisition date. Revenue and earnings in the reporting period since the acquisition date have not been significant. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.

GNX Data Systems Ltd.
On May 23, 2025, we acquired 100% of the shares of GNX Data Systems Ltd. (doing business as Genoox), a privately held company based in Tel Aviv, Israel. Genoox provides a cloud-based AI platform that connects clinicians, genetic counselors, and healthcare organizations, allowing them to extract actionable insights from genomic data. The cash consideration paid, net of cash acquired was $66.6 million. The acquisition included contingent consideration totaling $10.0 million, which is recorded as part of the purchase price based on the acquisition date fair value of $4.6 million using a probability-weighted analysis of the future milestones applying a discount rate of 11.4%. Potential contingent payments are due through 2026.
The acquisition is not significant to the overall condensed consolidated financial statements. At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our condensed consolidated results of operations include the operating results from the acquired company from the acquisition date. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.

4. Revenue
Contract Estimates
The majority of our revenue is derived from (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount in which we have the right to invoice as product is delivered. We have elected, as a practical expedient, not to disclose the value of remaining performance obligations associated with these types of contracts.
However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of September 30, 2026, we had $136.0 million of remaining performance obligations for which the transaction price is not constrained related to these contracts of which we expect to recognize approximately 50% over the next 12 to 18 months.
Revenue expected to be recognized in any future year related to remaining performance obligations from other transactions, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material.
Contract Balances
The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the condensed consolidated balance sheet.
Contract assets as of September 30, 2026 and December 31, 2025 totaled $12.1 million and $10.2 million, respectively, and are included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets and relate to the companion diagnostic co-development contracts discussed above.
Contract liabilities primarily relate to non-cancellable advances or deposits received from customers before revenue is recognized and is primarily related to instrument service and software-as-a-service (SaaS) arrangements. As of September 30, 2026 and December 31, 2025, contract liabilities totaled $94.5 million and $95.5 million, respectively, of which $81.3 million and $79.4 million, respectively, are included in accrued and other current liabilities and $13.2 million and $16.1 million, respectively, are included in other long-term liabilities. During the three and nine months ended September 30, 2026, we satisfied the associated performance obligations and recognized revenue of $17.3 million and $64.3 million, respectively, related to advance customer payments previously received. During the three and nine months ended September 30, 2025, we satisfied the associated performance obligations and recognized revenue of $14.6 million and $60.3 million, respectively, related to advance customer payments previously received.

Disaggregation of Revenue
We disaggregate our revenue based on product type and product group as shown in the tables below for the three- and nine-month periods ended September 30, 2026 and 2025:

Product type	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2026	2025	2026	2025

Consumables and related revenues	$496,240	$481,201	$1,424,543	$1,392,599
Instruments	51,629	51,382	150,686	156,980
Total net sales	$547,869	$532,583	$1,575,229	$1,549,579

Product group	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2026	2025	2026	2025

Sample technologies	$187,437	$170,105	$539,185	$486,405
Diagnostic solutions	209,380	208,622	598,090	601,593
PCR/Nucleic acid amplification	71,244	75,333	214,074	231,247
Genomics/NGS	65,997	60,849	183,281	173,033
Other	13,811	17,674	40,599	57,301
Total net sales	$547,869	$532,583	$1,575,229	$1,549,579
Refer to Note 17 "Segment Information" for disclosure of revenue by geographic region.
5. Inventories
The components of inventories consist of the following as of September 30, 2026 and December 31, 2025:

(in thousands)	September 30, 2026	December 31, 2025

Raw materials	$52,174	$54,163
Work in process	76,465	78,419
Finished goods	191,337	169,306
Total inventories, net	$319,976	$301,888

6. Intangible Assets
The following table sets forth the intangible assets by major asset class as of September 30, 2026 and December 31, 2025:

	September 30, 2026		December 31, 2025
(in thousands)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Amortized intangible assets:
Patent and license rights	$92,715	($58,754)	$92,497	($53,913)
Developed technology	720,576	(495,450)	724,266	(458,999)
Customer base, trademarks and non-compete agreements	148,495	(72,847)	148,649	(66,069)
Total amortized intangible assets	$961,786	($627,051)	$965,412	($578,981)
Unamortized intangible assets:
Goodwill	$2,674,346		$2,700,658
The changes in intangible assets in 2026 are summarized as follows:

(in thousands)	Goodwill	Intangibles

Balance at December 31, 2025	$2,700,658	$386,431
Purchase adjustments	(10,943)	—
Additions	—	1,476
Amortization	—	(51,218)
Foreign currency translation adjustments	(15,369)	(1,954)
Balance at September 30, 2026	$2,674,346	$334,735
The changes in the carrying amounts of goodwill and intangibles for the nine months ended September 30, 2026 include changes from the acquisition of Parse Biosciences, Inc. in December 2025 and foreign currency translation adjustments driven primarily by changes in the euro.
Cash paid for purchases of intangible assets in the accompanying condensed consolidated statement of cash flows during the nine months ended September 30, 2026 totaled $3.5 million, of which $2.0 million is for prepayments recorded in other long-term assets in the accompanying condensed consolidated balance sheet, and $1.5 million is related to current period cash payments for intangible assets.
For the three- and nine-month period ended September 30, 2026, amortization expense on intangible assets decreased to $16.6 million and $51.2 million, respectively, as compared to $18.2 million and $53.5 million, respectively, in the same period of 2025.
Amortization of intangibles for each of the next five years is expected to be approximately:

Year ending December 31, (in millions)	Annual amortization

2027	$62.5
2028	$59.4
2029	$31.7
2030	$23.5
2031	$21.8
7. Investments
The following discusses our non-marketable investments and the realized and unrealized gains and losses on these investments.
Non-Marketable Investments
We have made strategic investments in certain privately-held companies without readily determinable market values.
Non-Marketable Investments Accounted for Under the Equity Method
As of September 30, 2026 and December 31, 2025, we had total non-marketable investments that were accounted for as equity method investments of $18.9 million and $14.1 million, respectively, included in other long-term assets in the accompanying condensed consolidated balance sheets. During the nine-month period ended September 30, 2025, we recorded an impairment of $2.5 million in other expense, net in the accompanying condensed consolidated statements of income following adverse changes in the investee's business which indicated that the carrying value was no longer recoverable.
Some of our equity method investments are variable interest entities. We are not considered the primary beneficiary of these investments as we do not hold the power to direct the activities that most significantly impact the economic performance of these entities, and therefore, these investments are not consolidated. As of September 30, 2026, these investments had a total net carrying value of $13.9 million, of which $13.9 million, representing our maximum exposure to loss, is included in other long-term assets in the accompanying condensed consolidated balance sheet. As of December 31, 2025, these investments totaled a net $12.8 million, of which $12.9 million is included in other long-term assets and $0.1 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet.
One of our investments, TVM Life Science Ventures III (TVM), is a limited partnership, and we account for our 3.1% investment under the equity method as we have the ability to exercise significant influence over the limited partnership. This investment is valued at net asset value (NAV) reported by the counterparty. During 2026 and 2025, we made additional cash payments of $0.8 million and $1.9 million, respectively, to TVM. As of September 30, 2026, we have $1.5 million of unfunded commitments through 2029. We do not have the right to redeem these funds under the normal course of operations of this partnership.
Non-Marketable Investments Not Accounted for Under the Equity Method
At September 30, 2026 and December 31, 2025, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $6.5 million and $5.8 million, respectively, which are included in other long-term assets in the accompanying condensed consolidated balance sheets. These investments are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Changes resulting from impairment and observable price changes are recognized in the condensed consolidated statements of income during the period the change is identified.
The changes in non-marketable investments not accounted for under the equity method during the nine months ended September 30, 2026 and 2025 are as follows:

(in thousands)	2026	2025

Balance at beginning of year	$5,752	$4,283
Cash investments in equity securities	925	550
Foreign currency translation adjustments	(200)	533
Balance at end of period	$6,477	$5,366
8. Debt
At September 30, 2026 and December 31, 2025, total long-term debt, net of debt issuance costs, consists of the following:

(in thousands)	September 30, 2026	December 31, 2025

0.000% Senior Unsecured Convertible Notes due 2027	$26,000	$26,000
2.500% Senior Unsecured Convertible Notes due 2031	495,879	495,254
2.000% Senior Unsecured Convertible Notes due 2032	743,248	742,394
German Private Placement (2017 Schuldschein)	16,419	17,032
German Private Placement (2022 Schuldschein)	361,309	373,748
Total long-term debt	1,642,855	1,654,428
Less: Current portion	146,347	—
Long-term portion	$1,496,508	$1,654,428
The notes are all unsecured obligations that rank pari passu. No contingent conversion conditions were triggered as of September 30, 2026.
The principal amount, carrying amount and fair values of long-term debt instruments are summarized below:

	As of September 30, 2026
	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Fair Value
(in thousands)				Amount	Leveling

Convertible Notes due 2027	$26,000	$—	$26,000	$24,398	Level 1
Convertible Notes due 2031	500,000	(4,121)	495,879	512,400	Level 1
Convertible Notes due 2032	750,000	(6,752)	743,248	759,983	Level 1
German Private Placement (2017 Schuldschein)	16,424	(5)	16,419	16,175	Level 2
German Private Placement (2022 Schuldschein)	361,714	(405)	361,309	348,129	Level 2
	$1,654,138	($11,283)	$1,642,855	$1,661,085

	As of December 31, 2025
	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Fair value
(in thousands)				Amount	Leveling

Convertible Notes due 2027	$26,000	$—	$26,000	$23,844	Level 1
Convertible Notes due 2031	500,000	(4,746)	495,254	520,570	Level 1
Convertible Notes due 2032	750,000	(7,606)	742,394	762,600	Level 1
German Private Placement (2017 Schuldschein)	17,039	(7)	17,032	16,692	Level 2
German Private Placement (2022 Schuldschein)	374,234	(486)	373,748	366,130	Level 2
	$1,667,273	($12,845)	$1,654,428	$1,689,836
Interest expense related to the convertible notes for the three and nine months ended September 30, 2026 and 2025 was comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2026	2025	2026	2025

Coupon interest	$6,875	$4,250	$20,625	$11,229
Amortization of debt issuance costs	493	424	1,479	$1,106
Total interest expense related to the convertible notes	$7,368	$4,674	$22,104	$12,335

Convertible Notes due 2032
On September 4, 2025, we issued 2.0% cash convertible notes in an aggregate principal amount of $750.0 million with a maturity date of September 4, 2032 (2032 Notes). The 2032 Notes carry interest of 2.0% per annum payable semi-annually in arrears. The net proceeds of the 2032 Notes totaled $742.0 million, after debt issuance costs of $8.0 million. Debt issuance costs are amortized to interest expense over the term of the 2032 Notes. The effective interest rate of the 2032 Notes is 2.16%.
The 2032 Notes are convertible into common shares. Following the July 2026 dividend payment discussed in Note 13 "Equity," the adjusted conversion rate became 3,118.7284 shares per 200,000 principal amount of notes, which represents an adjusted conversion price per share of $64.1287 or 11.7 million underlying shares. At conversion, we will settle the 2032 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
The 2032 Notes may be redeemed at the option of each noteholder at their principal amount on September 4, 2030 or in connection with a change of control or delisting event.
The 2032 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price in the following circumstances beginning after October 15, 2025 through March 3, 2032:
•if the daily volume-weighted average trading price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 150% of the applicable conversion price on each such trading day; or
•if we undergo certain fundamental changes, including a change of control or delisting event, as defined in the agreement; or
•if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived; or
•if an acquisition of control occurs, where the conversion date falls in the period from (and including) the date on which the acquisition notice is published to the record date established in connection with the acquisition of control, established to be no less than 40 days and no more than 60 days from acquisition notice; or

•if a take-over bid is published and upon the satisfaction of other conditions as defined in the agreement, where the conversion date falls in the period from (and including) the date of notice of the take-over bid to the last day of the applicable legal acceptance period.
The noteholders may convert their notes at any time, without condition, during the period beginning on March 4, 2032 and ending on the 45th business day prior to September 4, 2032.
No contingent conversion conditions were triggered for the 2032 Notes as of September 30, 2026 or December 31, 2025.
Convertible Notes due 2031
On September 10, 2024, we issued 2.50% convertible notes in an aggregate principal amount of $500.0 million with a maturity date of September 10, 2031 (2031 Notes). The 2031 Notes carry interest of 2.50% per annum payable semi-annually in arrears. The net proceeds of the 2031 Notes totaled $494.2 million, after debt issuance costs of $5.8 million. Debt issuance costs are amortized to interest expense over the term of the 2031 Notes. The effective interest rate of the 2031 Notes is 2.68%.
The 2031 Notes are convertible into common shares. Following the July 2026 dividend payment discussed in Note 13 "Equity," the adjusted conversion rate became 3,164.9876 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $63.1914 or 7.9 million underlying shares. At conversion, we will settle the 2031 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
The 2031 Notes may be redeemed at the option of each noteholder at their principal amount on September 10, 2029 or in connection with a change of control or delisting event.
The 2031 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price in the following circumstances beginning after October 21, 2024 through March 9, 2031:
•if the daily volume-weighted average trading price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 150% of the applicable conversion price on each such trading day; or
•if we undergo certain fundamental changes, including a change of control or delisting event, as defined in the agreement; or
•if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived; or
•if an acquisition of control occurs, where the conversion date falls in the period from (and including) the date on which the acquisition notice is published to the record date established in connection with the acquisition of control, established to be no less than 40 days and no more than 60 days from acquisition notice; or

•if a take-over bid is published and upon the satisfaction of other conditions as defined in the agreement, where the conversion date falls in the period from (and including) the date of notice of the take-over bid to the last day of the applicable legal acceptance period.
The noteholders may convert their notes at any time, without condition, during the period beginning on March 10, 2031 and ending on the 45th business day prior to September 10, 2031.
No contingent conversion conditions were triggered for the 2031 Notes as of September 30, 2026 or December 31, 2025.
Convertible Notes due 2027
On December 17, 2020, we issued zero coupon convertible notes in an aggregate principal amount of $500.0 million with a maturity date of December 17, 2027 (2027 Notes). The 2027 Notes carry no coupon interest. The net proceeds of the 2027 Notes totaled $497.6 million, after payment of debt issuance costs of $3.7 million.
The effective interest rate of the 2027 Notes was 1.65%, which was imputed based on the amortization of the fair value of the embedded conversion option over the term of the 2027 Notes.
On the December 17, 2025 put date, $474.0 million of the 2027 Notes was repaid at the election of the bondholders.
The 2027 Notes are convertible into common shares. Following the July 2026 dividend payment discussed in Note 13 "Equity," the adjusted conversion rate became 2,507.4377 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $79.7627 or 0.3 million underlying shares. At conversion, we will settle the 2027 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
The 2027 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price, in the following circumstances beginning after January 27, 2021 through June 16, 2027:
•if the last reported sale price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the applicable conversion price on such trading day; or
•if we undergo certain fundamental changes, including a change of control, as defined in the agreement; or
•if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived.
The noteholders may convert their notes at any time, without condition, during the period beginning June 17, 2027 and ending on the 45th business day prior to December 17, 2027.
No contingent conversion conditions were triggered for the 2027 Notes as of September 30, 2026 or December 31, 2025.
German Private Placement (2017 Schuldschein)
In 2017, we completed a German private placement bond (2017 Schuldschein) which was issued in several tranches totaling $331.1 million due in various periods through 2027. The 2017 Schuldschein consisted of one U.S. dollar and several euro-denominated tranches. In June 2024, we repaid a total of $101.5 million at maturity for two tranches that matured. In October 2022, we repaid $153.0 million for four tranches that matured. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 9 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of September 30, 2026 totaled $0.3 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.
The following table shows the last remaining tranche of the 2017 Schuldschein as of September 30, 2026 and December 31, 2025:

				Carrying value (in thousands) as of
Currency	Notional amount	Interest rate	Maturity	September 30, 2026	December 31, 2025

EUR	€14.5 million	Fixed 1.61%	June 2027	$16,419	$17,032
German Private Placement (2022 Schuldschein)
In July and August 2022, we completed another German private placement bond (2022 Schuldschein) which was issued in several tranches totaling €370.0 million due in various periods through 2035. In July 2025, we repaid $60.2 million for the €51.5 million tranche that matured. The 2022 Schuldschein consists of euro-denominated tranches which have either a fixed or floating rate. All tranches except for the €70.0 million fixed 3.04% tranche due August 2035 are ESG-linked wherein the interest rate is subject to adjustment of +/- 0.025% if our ESG rating changes. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 9 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of September 30, 2026 totaled $40.8 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.
A summary of the tranches as of September 30, 2026 and December 31, 2025 is as follows:

				Carrying value (in thousands) as of
Currency	Notional Amount	Interest Rate	Maturity	September 30, 2026	December 31, 2025

EUR	€62.0 million	Fixed 2.741%	July 2027	$70,421	$72,814
EUR	€29.5 million	Floating 6M EURIBOR + 0.70%	July 2027	33,507	34,645
EUR	€37.0 million	Fixed 3.044%	July 2029	41,978	43,430
EUR	€103.0 million	Floating 6M EURIBOR + 0.85%	July 2029	116,859	120,898
EUR	€9.5 million	Fixed 3.386%	July 2032	10,772	11,146
EUR	€7.5 million	Floating 6M EURIBOR + 1.0%	July 2032	8,504	8,800
EUR	€70.0 million	Fixed 3.04%	August 2035	79,268	82,015
				$361,309	$373,748
Revolving Credit Facility
Our credit facilities at September 30, 2026 include a €400.0 million syndicated revolving credit facility expiring December 2030 (with the ability to extend once more by a one-year period), an additional €150.0 million uncommitted credit facility obtained in July 2026, and other lines of credit amounting to €13.0 million with no expiration date.

The €400.0 million facility can be utilized in euro and bears interest of 0.550% to 1.500% above EURIBOR and is offered with interest periods of one, three or six months. The commitment fee is calculated based on 35% of the applicable margin. The revolving facility agreement contains certain non-financial covenants including, but not limited to, restrictions on the encumbrance of assets. We were in compliance with these covenants at September 30, 2026. The credit facilities are for general corporate purposes and no amounts were utilized at September 30, 2026 or December 31, 2025.
Of the €13.0 million facilities, €4.5 million is used for bank guarantees and letters of credit at September 30, 2026.

9. Derivatives and Hedging
Objective and Strategy
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest-bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of September 30, 2026, cash collateral positions consisted of $0.2 million recorded in accrued and other current liabilities and $9.7 million recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet. As of December 31, 2025, we had cash collateral positions consisting of $0.7 million recorded in accrued and other current liabilities and $22.5 million recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet.
Non-Derivative Hedging Instrument
Net Investment Hedge
We are party to a foreign currency non-derivative hedging instrument that is designated and qualifies as a net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the euro and the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond (2017 Schuldschein) which was issued in 2017 in both U.S. dollars and euros for a total amount of $331.1 million as described in Note 8 "Debt." Since then, all but one of the tranches was paid as described in Note 8 "Debt," and as of September 30, 2026, €14.5 million remains designated as a hedging instrument against a portion of our euro net investments in our foreign operations. In July 2022, we issued an additional €370.0 million German private corporate bond (2022 Schuldschein) as described in Note 8 "Debt" and it is designated in its entirety as the hedging instrument against a portion of our euro net investments in our foreign operations. As further discussed in Note 8 "Debt", €51.5 million of the 2022 Schuldschein matured and repaid in July 2025 and as a result, €318.5 million remained designated as hedging instrument as of September 30, 2026. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within accumulated other comprehensive loss. Based on the spot rate method, the unrealized loss recorded in equity as of September 30, 2026 and December 31, 2025 is $41.1 million and $54.2 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of September 30, 2026 and December 31, 2025.

Derivatives Designated as Hedging Instruments
Cash Flow Hedges
As of September 30, 2026 and December 31, 2025, we held derivative instruments that are designated and qualify as cash flow hedges, where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. To date, we have not recorded any hedge ineffectiveness related to any cash flow hedges in earnings. Based on their valuation as of September 30, 2026, we expect approximately $0.3 million of derivative gains included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the condensed consolidated statements of cash flows in the same category as the hedged item.
We use interest rate derivative contracts to align our portfolio of interest-bearing assets and liabilities with our risk management objectives. Since 2015, we have been a party to five cross-currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. In August 2025, we settled these cross-currency interest rate swaps at maturity. In September 2022, we entered into five new cross-currency interest rate swaps through 2025 for a total notional amount of CHF 542.0 million which qualify for hedge accounting as cash flow hedges. In November 2024, we settled these cross-currency interest rate swaps and we entered into eight new cross-currency interest rate swaps with various maturities through 2026 for a total notional amount of CHF 280.0 million which qualify for hedge accounting as cash flow hedges. In May 2025, two of the eight cross-currency interest rate swaps with a notional amount of CHF 70.0 million were settled and subsequently, we entered into two new cross-currency interest rate swaps through 2028 for a notional amount of CHF 70.0 million. In November 2025, two of the eight cross-currency interest rate swaps with a notional amount of CHF 70.0 million were settled and subsequently, we entered into two new cross-currency interest rate swaps through 2027 for a notional amount of CHF 70.0 million. In May 2026, two of the eight cross-currency interest rate swaps with a notional amount of CHF 70.0 million were settled at maturity, and as a result, CHF 210.0 million remained as of September 30, 2026.
We determined that no ineffectiveness exists related to these swaps. As of September 30, 2026 and December 31, 2025, interest receivables of $3.2 million and $1.1 million, respectively, are recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets.
Derivatives Not Designated as Hedging Instruments
Foreign Exchange Contracts
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
We are party to various foreign exchange forward and swap arrangements which had an aggregate notional value of $613.7 million at September 30, 2026, which expire at various dates through August 2027. At December 31, 2025, these arrangements had an aggregate notional value of $488.5 million. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income (expense), net.

Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments as of September 30, 2026 and December 31, 2025. The current assets are included in prepaid expenses and other current assets and the current liabilities are included in accrued and other current liabilities in the accompanying condensed consolidated balance sheets. The long-term assets are included in other long-term assets and the long-term liabilities are included in other long-term liabilities in the accompanying condensed consolidated balance sheets.

	As of September 30, 2026		As of December 31, 2025
(in thousands)	Current asset	Long-term asset	Current asset	Long-term asset

Assets:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge(1)	$2,724	$—	$—	$—

Undesignated derivative instruments
Foreign exchange forwards and options	6,791	—	2,448	—
Total derivative assets	$9,515	$—	$2,448	$—

	As of September 30, 2026		As of December 31, 2025
(in thousands)	Current liability	Long-term liability	Current liability	Long-term liability

Liabilities:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge(1)	($4,793)	($686)	($18,194)	($4,169)

Undesignated derivative instruments
Foreign exchange forwards and options	(5,966)	—	(1,978)	—
Total derivative liabilities	($10,759)	($686)	($20,172)	($4,169)
(1)The fair value amounts for the interest rate contracts do not include accrued interest.

Gains and Losses on Derivative Instruments
The following tables summarize the gains and losses on derivative instruments for the three- and nine-month periods ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
(in thousands)	Other (expense) income, net	Other (expense) income, net	Other (expense) income, net	Other (expense) income, net

Total amounts presented in the Condensed Consolidated Statements of Income in which the effects of cash flow and fair value hedges are recorded	($431)	($1,289)	$1,827	($6,518)

Gains (Losses) on Derivatives in Cash Flow Hedges
Interest rate contracts
Amount of gain (loss) reclassified from accumulated other comprehensive loss	$7,816	$9,732	$22,529	($51,334)
Amounts excluded from effectiveness testing	—	—	—	—

Gains (Losses) on Derivatives Not Designated as Hedging Instruments
Foreign exchange forwards and options	2,868	(1,018)	769	13,072

Total gains (losses)	$10,684	$8,714	$23,298	($38,262)
Prior period comparatives in the above table have been conformed to the current period presentation.
10. Financial Instruments and Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
•Level 1. Observable inputs, such as quoted prices in active markets;
•Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
•Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2026 and December 31, 2025:

	As of September 30, 2026				As of December 31, 2025
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents	$434,005	$—	$—	$434,005	$647,809	$—	$—	$647,809
Non-marketable equity securities	—	—	6,477	6,477	—	—	5,752	5,752
Foreign exchange forwards and options	—	6,791	—	6,791	—	2,448	—	2,448
Interest rate contracts - cash flow hedge	—	2,724	—	2,724	—	—	—	—
Total financial assets	$434,005	$9,515	$6,477	$449,997	$647,809	$2,448	$5,752	$656,009
Liabilities:
Foreign exchange forwards and options	$—	($5,966)	$—	($5,966)	$—	($1,978)	$—	($1,978)
Interest rate contracts - cash flow hedge	—	(5,479)	—	(5,479)	—	(22,363)	—	(22,363)
Contingent consideration	—	—	(20,450)	(20,450)	—	—	(22,753)	(22,753)
Total financial liabilities	$—	($11,445)	($20,450)	($31,895)	$—	($24,341)	($22,753)	($47,094)
The carrying values of financial instruments, including accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities.
Our assets and liabilities measured at fair value on a recurring basis consist of cash equivalents and short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy; derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy; contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy; and non-marketable equity securities remeasured as of September 30, 2026 and December 31, 2025 within Level 3 in the fair value hierarchy. There were no transfers between levels during the nine months ended September 30, 2026.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common share price, the risk-free interest rate, and the implied volatility of our common shares.
Our Level 3 instruments include non-marketable equity security investments. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. Refer to Note 7 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the nine-month periods ended September 30, 2026 and 2025.
Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met, such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and discount rate (between 12.2% to 12.6%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration and reflect any change in the accrual in the condensed consolidated statements of income in the line items commensurate with the underlying nature of the milestone arrangements.
For contingent consideration liabilities with Level 3 inputs, the following table summarizes the activity for the nine-month periods ended September 30, 2026 and 2025:

(in thousands)	2026	2025

Balance at beginning of year	($22,753)	($20,650)
Additions from acquisition	—	(3,726)
Changes in fair value	303	(113)
Payments	2,000	11,800
Balance at end of period	($20,450)	($12,689)
As of September 30, 2026, of the total of $20.5 million accrued for contingent consideration, $13.7 million is included in accrued and other current liabilities and $6.8 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet.
The estimated fair value of long-term debt, as disclosed in Note 8 "Debt," was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.
The fair values of the financial instruments are presented in Note 8 "Debt" and were determined as follows:
Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Convertible Notes due in 2027, 2031 and 2032.
German Private Placements: Fair value is based on an estimation using changes in the euro swap rates.
There were no adjustments in the three- and nine-month periods ended September 30, 2026 and 2025 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.
11. Income Taxes
The quarterly provision for income taxes is based upon the estimated annual effective tax rate for the year, applied to the current period ordinary income before tax plus the tax effect of any discrete items. Our operating subsidiaries are exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements. Further, we have intercompany financing arrangements in which the intercompany income is subject to lower statutory income tax rates. We record partial tax exemptions on foreign income primarily derived from operations in Germany. These foreign tax benefits are due to a combination of favorable tax laws, regulations and exemptions in certain jurisdictions. The Organization for Economic Co-operation and Development (OECD) has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two) effective January 1, 2024. The Netherlands formally enacted the Pillar Two legislation into domestic law. We are subject to the top-up tax in relation to our operations in Poland.
Our effective tax rates in the three and nine months ended September 30, 2026 were 20.1% and 20.9%, respectively, compared to the tax rates of 3.5% and 16.8% in three and nine months ended September 30, 2025, respectively. Our effective tax in 2025 was lower primarily as a result of worthless stock deduction recorded in Q3 2025 under U.S. Internal Revenue Code Section 165 (g)(3) upon the liquidation of our U.S. subsidiary.

We assess uncertain tax positions in accordance with ASC 740 Income Taxes. At September 30, 2026, our gross unrecognized tax benefits totaled approximately $145.5 million which, if recognized, would favorably affect our effective tax rate in any future period. However, various events could cause our current expectations to change in the future. While we believe our income tax contingencies are adequate, the final resolution of these issues, if unfavorable, could have a material impact on the consolidated financial statements. We cannot reasonably estimate the range of the potential outcomes of these matters.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout various jurisdictions. Tax years in the Netherlands are potentially open back to 2013 for income tax examinations by the Netherlands taxing authority. The German group is subject to examination by taxing authorities covering 2017 and 2019 and open for examinations for the years thereafter. The U.S. consolidated group is subject to federal and most state income tax examinations by taxing authorities beginning with the year ended December 31, 2022 through the current period. In late 2023, the U.S Internal Revenue Service commenced a U.S. federal income tax examinations for the periods 2014 to 2020. Our other subsidiaries, with few exceptions, are no longer open to income tax examinations by taxing authorities for years before 2021.
As of September 30, 2026, residual Netherlands' income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free under the Dutch participation exemption.
12. Share-Based Compensation
Stock Units
Stock units represent rights to receive our common shares at a future date and include restricted stock units which are subject to time-based vesting only and performance stock units which include performance conditions in addition to time-based vesting. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares issued.
At September 30, 2026, there was $53.2 million remaining in unrecognized compensation cost net of estimated forfeitures related to these awards, which is expected to be recognized over a weighted-average period of 1.37 years.
Share-Based Compensation Expense
For the three- and nine-month periods ended September 30, 2026 and 2025, share-based compensation expense was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2026	2025	2026	2025

Cost of sales	$1,222	$1,328	$3,219	$4,050
Research and development	2,064	1,696	6,079	5,595
Sales and marketing	2,532	3,057	7,094	8,845
General and administrative	4,198	4,628	10,242	15,315
Share-based compensation expense before taxes	$10,016	$10,709	$26,634	$33,805
Share-based compensation expense for the three- and nine-month period ended September 30, 2026 is lower due to changes in estimated performance share unit achievement. General and administrative share-based compensation expense is lower in the nine months ended September 30, 2026 due to revised forfeiture estimates for unvested share-based awards granted to the former Chief Executive Officer, reflecting the expected timing of his planned departure.

13. Equity
2026 Dividend Declaration
On June 24, 2026 at the Annual General Meeting, shareholders of QIAGEN N.V. approved a cash dividend of $0.35 per common share with a record and ex-date of July 7, 2026. On July 14, 2026, a total of $72.3 million in cash dividends were paid to our shareholders.
2025 Dividend Declaration
On June 26, 2025 at the Annual General Meeting, shareholders of QIAGEN N.V. approved a cash dividend of $0.25 per common share with a record and ex-date of July 2, 2025. On July 10, 2025, a total of $54.2 million in cash dividends were paid to our shareholders.
2026 Synthetic Share Repurchase
In January 2026, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on December 18, 2025. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.96 and a corresponding reduction in additional paid-in capital. The second amendment involved a reduction in common shares whereby 20 existing common shares with a nominal value of EUR 1.96 each were consolidated into 19 new common shares with a nominal value of EUR 2.07 each. The third amendment was a reduction of the nominal value per common share from EUR 2.07 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $496.7 million was returned to shareholders through the transaction which reduced the total number of outstanding shares by 10.9 million, or 5.0%. Total expenses incurred related to the capital repayment and share consolidation amounted to $0.1 million and were charged to equity.
2025 Synthetic Share Repurchase
In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 12, 2025. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.24 and a corresponding reduction in additional paid-in capital. The second amendment involved a reduction in common shares whereby 36 existing common shares with a nominal value of EUR 1.24 each were consolidated into 35 new common shares with a nominal value of EUR 1.28 each. The third amendment was a reduction of the nominal value per common share from EUR 1.28 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $280.1 million was repaid to our shareholders and the outstanding number of common shares was reduced by 6.2 million, or 2.8%. Total expenses incurred related to the capital repayment and share consolidation amounted to $0.1 million and were charged to equity during 2025.
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of September 30, 2026 and December 31, 2025:

(in thousands)	September 30, 2026	December 31, 2025

Net unrealized loss on hedging contracts, net of tax	($40,788)	($51,745)
Net unrealized gain on pension, net of tax	402	401
Foreign currency effects from intercompany long-term investment transactions, net of tax benefits of $13.2 million in 2026 and 2025	(33,483)	(33,415)
Foreign currency translation adjustments	(327,162)	(292,550)
Accumulated other comprehensive loss	($401,031)	($377,309)

14. Earnings Per Common Share
We present basic and diluted earnings per common share. Basic earnings per common share is calculated by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution of earnings that would occur if all “in the money” securities to issue common shares were exercised.
The following table for the three- and nine-month periods ended September 30, 2026 and 2025 summarizes the information used to compute earnings per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share data)	2026	2025	2026	2025

Net income	$105,659	$130,043	$277,103	$317,051

Weighted average number of common shares used to compute basic earnings per common share	206,505	216,871	206,620	217,316
Dilutive effect of outstanding restricted stock units	1,552	1,582	1,655	1,626
Weighted average number of common shares used to compute diluted earnings per common share	208,057	218,453	208,275	218,942

Outstanding stock awards having no dilutive effect, not included in above calculation	55	1	148	67

Basic earnings per common share	$0.51	$0.60	$1.34	$1.46
Diluted earnings per common share	$0.51	$0.60	$1.33	$1.45
For purposes of considering the 2027 Notes, 2031 Notes and the 2032 Notes, as discussed further in Note 8 "Debt," in determining diluted earnings per common share, only an excess of the conversion value over the principal amount would have a dilutive impact using the treasury stock method. Since the 2027 Notes, 2031 Notes and the 2032 Notes were out of the money and anti-dilutive during the period from January 1, 2025 through September 30, 2026, they were excluded from the diluted earnings per common share calculations in 2025 and 2026.

15. Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments for a previous business combination based on the achievement of certain revenue and operating result milestones. Milestone payments totaling $69.9 million may be triggered through the end of 2027. Based on the current estimate of potential milestone payments, $13.7 million is included in accrued and other current liabilities and $6.8 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet as of September 30, 2026. Refer to Note 10 "Financial Instruments and Fair Value Measurements" for changes in the contingent consideration liabilities.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. We provide for estimated warranty costs at the time of the product sale. At the time product revenue is recognized, a provision for estimated future warranty costs is recorded in cost of sales based on historical experience. We periodically review the provision and adjust, if necessary, based on actual experience and estimated costs to be incurred. We believe our warranty reserves, which totaled $4.1 million and $3.2 million as of September 30, 2026 and December 31, 2025, respectively, appropriately reflect the estimated cost of such warranty obligations.
Preacquisition Contingencies
In connection with the Parse acquisition, $33.0 million was paid into an escrow account to cover working capital adjustments and claims for breach of any representations, warranties or indemnities. The escrow amounts that are probable to be claimed by QIAGEN for preacquisition contingencies assumed in the acquisition amounted to $11.4 million and are included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet as of September 30, 2026. The remaining escrow balance as of September 30, 2026 amounted to $28.8 million.
Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of September 30, 2026, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN N.V. or its subsidiaries. These matters have arisen in the ordinary course and conduct of business as well as through acquisition. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing litigation contingencies is highly subjective and requires judgments about future events. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated.
Patent Litigation – Parse Biosciences
In 2022, Scale Biosciences, Inc. and Roche Sequencing Solutions, Inc. filed a lawsuit against Parse Biosciences, Inc. (Parse) in the U.S. District Court for the District of Delaware alleging infringement of certain patents relating to single-cell analysis technologies. QIAGEN acquired Parse in December 2025.
In August 2026, a federal jury found that Parse infringed three patents asserted by the plaintiffs and awarded damages of $4.9 million. The jury also found that the infringement was willful. As of September 30, 2026, we accrued $4.9 million related to the jury award in accrued and other current liabilities in the accompanying condensed consolidated balance sheet. QIAGEN intends to pursue available post-trial and appellate remedies with respect to the verdict and any resulting judgment.
Under applicable patent law, the court has discretion to increase the damages awarded by the jury up to three times the amount of the award. Accordingly, additional damages of up to approximately $9.8 million above the amount currently accrued are possible. No amount has been accrued for such potential enhanced damages as of September 30, 2026.

The acquisition agreement for Parse provides indemnification for this matter through amounts retained in escrow in connection with the acquisition. Accordingly, we recognized a corresponding $4.9 million indemnification asset in prepaid expenses and other current assets, resulting in no net impact on income from the recognition of the jury award during the three and nine months ended September 30, 2026. Any additional amounts ultimately recognized in connection with this matter are potentially recoverable from the acquisition escrow, subject to the terms of the acquisition agreement and the availability of funds in the escrow account.

16. Restructuring
2025 Restructuring
In the fourth quarter of 2025, management approved restructuring activities as an extension of the efficiency program implemented in 2024, with the objective of further enhancing operational performance. The restructuring plan principally entails the elimination or relocation of certain positions, including consolidation of specific functions to lower cost locations. Total costs, including impairments, consulting and advisory costs, are estimated to be approximately $75.0 million, of which approximately $12.0 million is expected to be incurred during the remainder of 2026. We expect to identify further actions.
The exit cost liability is included in accrued and other current liabilities in the accompanying condensed consolidated balance sheets as summarized in the following table:

(in thousands)	Employee-related costs	Exit and other costs	Total

Liability at December 31, 2025	$9,726	$165	$9,891
Costs in 2026	14,213	18,910	33,123
Release of accruals	(3,231)	(27)	(3,258)
Cash payments	(11,480)	(14,713)	(26,193)
Foreign currency translation adjustment	(190)	(530)	(720)
Liability at September 30, 2026	$9,038	$3,805	$12,843

Classification and Type of Charge (in thousands)	Nine Months Ended September 30, 2026	Cumulative charges through September 30, 2026

Cost of sales:
Exit and other costs	($14)	($14)
Employee-related costs	621	1,707
	$607	$1,693

Restructuring, acquisition, integration and other, net:
Exit and other costs	$18,897	$22,427
Employee-related costs	10,361	19,766
	$29,258	$42,193
Total costs	$29,865	$43,886
2024 Efficiency Program
In June 2024, we commenced initiatives to improve the overall efficiency and profitability of the Company. Overall, the initiatives include activities to improve global efficiency through targeted measures to reduce hierarchies and drive increased digitalization and automation for improved resource allocation and profitable growth. This program was completed in 2025.

The exit cost liability is included in accrued and other current liabilities in the accompanying condensed consolidated balance sheets as summarized in the following table:

(in thousands)	Employee-related costs	Exit and other costs	Total

Liability at December 31, 2025	$5,156	$1,018	$6,174
Costs in 2026	770	771	1,541
Release of excess accruals	(634)	(359)	(993)
Payments	(3,773)	(1,085)	(4,858)
Foreign currency translation adjustment	—	(183)	(183)
Liability at September 30, 2026	$1,519	$162	$1,681
Employee-related costs primarily consist of termination benefits provided to employees who have been involuntarily terminated and retention bonuses incurred during transition periods. Exit and other costs include contract termination costs, primarily with suppliers and professional service fees to support the program.

Classification and Type of Charge (in thousands)	Nine Months Ended September 30, 2026	Cumulative charges through September 30, 2026

Cost of sales:
Exit and other costs	$1,025	$25,911
Employee-related costs	133	13,301
	$1,158	$39,212

Restructuring, acquisition, integration and other, net:
Exit and other costs	($613)	$19,051
Employee-related costs	3	27,998
	($610)	$47,049
Total costs	$548	$86,261
17. Segment Information
We manage our business activities on a consolidated basis and operate as a single operating segment, focusing on the development and distribution of sample and assay technologies in the molecular diagnostics and life sciences markets. We have a common basis of organization and the single operating segment reflects the way in which our Chief Executive Officer, who is the Chief Operating Decision Maker (CODM), evaluates the Company’s financial performance, makes decisions with regards to business operations and allocates resources based on evaluations of QIAGEN as a whole.
We are a leader in molecular research and testing solutions, and our products and services are offered globally. Our product portfolio addresses a wide range of applications and is grouped into two main categories:
•Consumables and related revenues involve our consumables kits, bioinformatics solutions, royalties, co-development milestone payments and services; and

•Instruments and related services, which include laboratory automation platforms, such as sample preparation systems, which streamline workflows in research and diagnostic labs.
Refer to Note 4 "Revenue" for disaggregation of revenue based on product type and product group.
The CODM assesses the performance of the Company using consolidated net income as the measure of segment profit or loss because it captures the financial impact of the Company’s operating and financing decisions as well as its tax obligations. This measure provides a holistic view of the Company’s profitability and is considered the most relevant metric for decision-making for the Company as a whole.
The CODM utilizes consolidated net income to make strategic decisions about:
•Investment Priorities: Determining the allocation of resources to growth initiatives, research and development or other key operational areas.
•Investment in Research and Development: Determining the appropriate level of funding for R&D initiatives to drive innovation and maintain the Company's competitive edge.
•Market Expansion: Assessing the financial viability of entering new markets or expanding in existing ones to foster growth.
•Cost Management: Evaluating the efficiency of current operations, identifying opportunities for cost optimization and improving operational efficiency across the organization.
•Capital Deployment: Assessing the Company’s ability to reinvest profits into the business or return value to shareholders through capital repayments, dividends or share repurchases.
The CODM reviews certain significant expense categories when evaluating the Company’s operational performance. These include adjusted costs of sales and the resulting adjusted gross profit and margin as well as adjusted operating expenses and the associated adjusted operating income and margin.

The following table presents selected financial information with respect to the Company’s single operating segment for the three- and nine-month periods ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2026	2025	2026	2025

Net sales	$547,869	$532,583	$1,575,229	$1,549,579
Cost of sales:
Adjusted cost of sales	181,068	182,959	528,789	518,035
Other cost of sales (1)	12,801	18,365	42,451	57,318
Total cost of sales	193,869	201,324	571,240	575,353
Gross profit	354,000	331,259	1,003,989	974,226
Operating expenses:
Adjusted operating expenses	200,072	191,854	587,918	570,074
Other operating costs (1)	21,451	10,242	66,768	37,740
Total operating expenses	221,523	202,096	654,686	607,814
Income from operations	132,477	129,163	349,303	366,412
Total other (expense) income, net	(165)	5,563	943	14,684
Income before income tax expense	132,312	134,726	350,246	381,096
Income tax expense	26,653	4,683	73,143	64,045
Net income	$105,659	$130,043	$277,103	$317,051
(1)Other costs include primarily amortization of intangible assets acquired in business combinations and costs related to acquisitions, restructuring and integrations.
As QIAGEN N.V. operates as a single operating segment, the segment information disclosed aligns with the amounts presented in the accompanying consolidated financial statements.
The CODM does not review assets in evaluating results and therefore, such information is not presented for segment reporting. See the accompanying consolidated financial statements for other financial information regarding the Company’s operating segment.
Geographical Information
Net sales are attributed to countries based on the location of the customer. Intercompany sales are excluded from consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $6.1 million and $17.6 million in the three- and nine-month periods ended September 30, 2026, and net sales of $6.4 million and $17.0 million in the three- and nine-month periods ended September 30, 2025. These amounts are included in the line item Europe, Middle East and Africa in the table below.
Net sales by geographical location for three- and nine-month periods ended September 30, 2026 and 2025 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2026	2025	2026	2025

Americas:
United States	$274,678	$264,527	$768,200	$757,815
Other Americas	23,641	22,145	64,630	63,611
Total Americas	298,319	286,672	832,830	821,426
Europe, Middle East and Africa	176,946	172,576	527,580	512,522
Asia Pacific, Japan and Rest of World	72,604	73,335	214,819	215,631
Total net sales	$547,869	$532,583	$1,575,229	$1,549,579
Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe in the table below, reported long-lived assets of $1.0 million as of September 30, 2026 and December 31, 2025.
Long-lived assets by geographical location as of September 30, 2026 and December 31, 2025 are as follows:

(in thousands)	September 30, 2026	December 31, 2025

Americas:
United States	$156,078	$153,956
Other Americas	2,839	2,608
Total Americas	158,917	156,564
Europe, Middle East and Africa:
Germany	677,677	670,947
Other Europe, Middle East and Africa	80,779	80,940
Total Europe, Middle East and Africa	758,456	751,887
Asia Pacific, Japan and Rest of World	16,333	15,497
Total long-lived assets	$933,706	$923,948
Long-lived assets in Germany as of September 30, 2026 reflect the impairment recorded during the first nine months of 2026 in restructuring, acquisition, integration and other, net in the accompanying condensed consolidated statements of income of $15.2 million for the abandonment of software assets under construction that will not be placed in service.
Accounting Policies
The accounting policies used to prepare segment information are consistent with those used in the preparation of the Company’s accompanying consolidated financial statements in accordance with U.S. GAAP.

18. Subsequent Event
Announced Public Takeover Offer with EQT Private Equity
On October 21, 2026, QIAGEN and Crown NL Bidco B.V. (the Bidder), a holding company controlled by the EQT XI fund (EQT Private Equity), announced the Bidder's decision to make an all-cash voluntary public takeover offer for the acquisition of all outstanding QIAGEN shares at €46.50 per share pursuant to a Business Combination Agreement entered into between QIAGEN and the Bidder dated October 21, 2026 (the Business Combination Agreement). The QIAGEN Supervisory Board and Managing Board unanimously approved the Business Combination Agreement and support the transaction. The transaction values QIAGEN at approximately €10.8 billion in enterprise value (approximately $12.1 billion at the October 21, 2026 exchange rates, including approximately $1.1 billion of net debt). The transaction is subject to the satisfaction of customary offer conditions, including the receipt of required regulatory approvals, the adoption of certain resolutions relating to the transaction at an Extraordinary General Meeting of QIAGEN’s shareholders, and the adoption of a separate decision by each of the QIAGEN Supervisory Board and the QIAGEN Managing Board to implement certain post-closing measures.

Operating and Financial Review and Prospects
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain statements contained in this report may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.
We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors including, but not limited to, the following: risks associated with our dependence on the development and success of new products; management of growth and expansion of operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and logistics, volatility in emerging or high-growth markets and supply chain dependencies); variability of operating results; integration of acquired businesses; changes in relationships with customers, suppliers and strategic partners, including customer consolidation and pricing pressure; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, brand reputation, the level and timing of customers’ funding, budgets and other factors, including delays or limits in the amount of reimbursement approvals or public health funding); our ability to obtain and maintain product regulatory approvals; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, including inflation and rising interest rates, evolving environmental, health and safety laws, cyber security breaches, political or public health crises, and the resulting impact on the demand for our products and other aspects of our business, or other force majeure events; litigation risk, including patent litigation and product liability; reliance on AI systems; data protection and compliance with global data protection frameworks; debt service obligations and capital requirements; volatility in the public trading price of our common shares; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; risks and uncertainties relating to the announced public takeover offer for the acquisition of all outstanding QIAGEN shares by Crown NL Bidco B.V., a holding company controlled by the EQT XI fund (EQT Private Equity); and the other factors discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in this Quarterly Report. For further information, refer to the more specific risks and uncertainties discussed under "Risks and Risk Management" in our Annual Report on Form 20-F for the year ended December 31, 2025 and under “Risks Factors” in this Quarterly Report. As a result, our future success involves a high degree of risk. When considering forward-looking statements, readers should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.
Results of Operations
Selected Operating Performance
•Total net sales rose 3% to $547.9 million in the three months ended September 30, 2026, compared to $532.6 million in the year-ago period, while total net sales in the nine months ended September 30, 2026 rose 2% to $1.58 billion compared to $1.55 billion in the same period in 2025.
•The operating income margin remained stable at 24.2% in the three months ended September 30, 2026, compared to 24.3% in the prior-year period. For the nine months ended September 30, 2026, the operating income margin decreased slightly to 22.2% from 23.6% in the prior-year period.

•Net cash provided by operating activities decreased to $446.9 million in the first nine months of 2026 from $466.2 million in the year-ago period.
Announced Public Takeover Offer with EQT Private Equity
On October 21, 2026, QIAGEN and Crown NL Bidco B.V. (the Bidder), a holding company controlled by the EQT XI fund (EQT Private Equity), announced the Bidder's decision to make an all-cash voluntary public takeover offer for the acquisition of all outstanding QIAGEN shares at €46.50 per share, pursuant to a Business Combination Agreement entered into between QIAGEN and the Bidder dated October 21, 2026 (the Business Combination Agreement). The QIAGEN Supervisory Board and the QIAGEN Managing Board each unanimously approved the Business Combination Agreement and support the transaction. The transaction values QIAGEN at approximately €10.8 billion in enterprise value (approximately $12.1 billion at the October 21, 2026 exchange rates including approximately $1.1 billion of net debt). The transaction is subject to the satisfaction of customary offer conditions, including the receipt of required regulatory approvals, the adoption of certain resolutions relating to the transaction at an Extraordinary General Meeting of QIAGEN’s shareholders, and the adoption of a separate decision by each of the QIAGEN Supervisory Board and the QIAGEN Managing Board to implement certain post-closing measures.
Three- and Nine-Month Period Ended September 30, 2026 compared to Three- and Nine-Month Period Ended September 30, 2025
Net Sales
Due to rounding, figures in the following tables may not sum precisely and percentages may not be recalculated as expected.

Product type	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2026	2025	% change	2026	2025	% change

Consumables and related revenues	$496.2	$481.2	+3%	$1,424.5	$1,392.6	+2%
Instruments	51.6	51.4	0%	150.7	157.0	-4%
Net sales	$547.9	$532.6	+3%	$1,575.2	$1,549.6	+2%

Product group	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2026	2025	% change	2026	2025	% change

Sample technologies	$187.4	$170.1	+10%	$539.2	$486.4	+11%
Diagnostic solutions	209.4	208.6	0%	598.1	601.6	-1%
PCR/Nucleic acid amplification	71.2	75.3	-5%	214.1	231.2	-7%
Genomics/NGS	66.0	60.8	+8%	183.3	173.0	+6%
Other	13.8	17.7	-22%	40.6	57.3	-29%
Net sales	$547.9	$532.6	+3%	$1,575.2	$1,549.6	+2%
Sample technologies include the sale of consumable kits and instruments used to obtain DNA, RNA and proteins from biological samples. In the three and nine months ended September 30, 2026, sales of sample technologies grew by 10% and 11%, respectively, compared to the same period in the prior year. This growth was driven by higher sales of consumables, in particular the automated kit sales, including the continuing contributions from Parse Biosciences. Instrument sales were also higher compared to the same period in the prior year and included good placement levels of the QIAmini, QIAsymphony Connect and QIAsprint Connect systems. Unfavorable currency movements against the U.S. dollar impacted the sales of sample technologies by approximately below one percentage point in the three months ended September 30, 2026 and favorable currency impact of about two percentage points in the nine months ended September 30, 2026.

Diagnostic solutions include the sale of regulated consumable kits and instruments for use in clinical healthcare, as well as revenues from our Precision Diagnostics portfolio and companion diagnostic co-development projects with pharmaceutical companies. Sales in this product group held steady in the three months ended September 30, 2026 but declined by 1% in the nine months ended September 30, 2026 compared to the same period in the prior year, primarily driven by lower instrument sales, which more than offset the modest sales growth of consumables sales. QIAstat-Dx sales increased by 11% and 3% in the three and nine months ended September 30, 2026, respectively, driven primarily by gastrointestinal and meningitis / encephalitis panel sales. QuantiFERON sales were steady at $136 million and $380 million in the three and nine months ended September 30, 2026, respectively, compared to the prior year, as continued softness in U.S. immigration testing was offset by demand in other latent tuberculosis (TB) testing groups. Unfavorable currency movements against the U.S. dollar impacted sales of diagnostic solutions by approximately below one percentage point in the three months ended September 30, 2026 and favorable currency impact about one percentage point in the nine months ended September 30, 2026.
PCR/Nucleic acid amplification involves consumable kits used in non-regulated applications. Overall product group sales declined 5% and 7% in the three and nine months ended September 30, 2026, respectively, compared to the same period in 2025. This was primarily driven by the decline in other PCR consumables and instruments, as well as OEM products, which were below year-ago levels. Currency movement against the U.S. dollar negatively impacted sales of this product group by less than one percentage point in the three months ended September 30, 2026 and favorably impacted sales approximately two percentage points in the nine months ended September 30, 2026.
Genomics/NGS involves our portfolio of universal solutions as well as the full QIAGEN Digital Insights (QDI) portfolio. Sales in the three and nine months ended September 30, 2026 rose 8% and 6%, respectively, driven by higher sales from the QDI bioinformatics and universal NGS compared to the same period in the prior year. Unfavorable currency movement against the U.S. dollar impacted sales of this product group by approximately one percentage point in the three months ended September 30, 2026 and favorable currency movements positively impacted sales of this product group by approximately one percentage point in the nine months ended September 30, 2026.

Geographic region	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2026	2025	% change	2026	2025	% change

Americas	$298.3	$286.7	+4%	$832.8	$821.4	+1%
Europe, Middle East and Africa	176.9	172.6	+3%	527.6	512.5	+3%
Asia Pacific, Japan and Rest of World	72.6	73.3	-1%	214.8	215.6	0%
Net sales	$547.9	$532.6	+3%	$1,575.2	$1,549.6	+2%
Net sales in the Americas region increased 4% and 1% in the three and nine months ended September 30, 2026, respectively compared to the same period in the prior year, reflecting sales growth in North America and various countries in Latin America region, such as Chile, Colombia and Mexico.
Net sales in the Europe, Middle East and Africa (EMEA) increased 3% in the three and nine months ended September 30, 2026, compared to the same period in the prior year, primarily driven by contributions from Türkiye, Spain, Belgium and South Africa.
Net sales in the Asia Pacific, Japan and Rest of World region decreased 1% in the three months ended September 30, 2026 and steady in the nine months ended September 30, 2026, compared to the same periods in the prior year, respectively. Sales in the three and nine months ended September 30, 2026 reflected challenging macro-demand trends in China despite higher sales in Australia, Malaysia and Indonesia.

Gross Profit

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2026	2025	% change	2026	2025	% change

Gross profit	$354.0	$331.3	+7%	$1,004.0	$974.2	+3%
Gross margin	64.6%	62.2%		63.7%	62.9%
The gross margin was approximately 65% and 64% in the three- and nine-month periods ended September 30, 2026, respectively, and approximately 62% and 63% in the three- and nine-month periods ended September 30, 2025, respectively. Gross profit in 2026 benefited from the incremental contribution of Parse Biosciences, which we acquired in December 2025 and the impact of U.S. tariff refunds. Gross margin was also affected by changes in product mix and by net favorable currency movements. Generally, our consumables and related products have higher gross margins than our instrumentation products and service arrangements. Changes in the relative sales mix between periods may therefore result in fluctuations in gross margin.
Sales and Marketing

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2026	2025	% change	2026	2025	% change

Sales and marketing	$113.1	$112.8	0%	$344.3	$337.3	+2%
% of net sales	20.6%	21.2%		21.9%	21.8%
Sales and marketing expenses were stable as a percentage of sales in the three and nine months ended September 30, 2026, compared to the corresponding prior-year periods. Sales and marketing expenses in the three and nine months ended September 30, 2026 primarily reflect freight and other supply chain costs as well as the favorable currency exchange impacts of $0.7 million in the three months ended September 30, 2026, and unfavorable currency exchange impacts of $5.8 million in the nine months ended September 30, 2026. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics, and other promotional activities. The increased use of digital customer engagement continues to build on new customer habits and enhances customer engagement, with a focus on greater efficiency and effectiveness.
Research and Development

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2026	2025	% change	2026	2025	% change

Research and development	$53.9	$48.7	+11%	$152.6	$140.3	+9%
% of net sales	9.8%	9.2%		9.7%	9.1%
Research and development expenses increased by 11% and 9% in the three and nine months ended September 30, 2026, respectively, compared to the prior-year period and remained stable as a percentage of sales. Research and development expenses include the continuing investment in Parse, as well as the favorable currency exchange impact of $0.1 million in the three months ended September 30, 2026 and unfavorable currency exchange impact of $3.9 million in the nine months ended September 30, 2026. We continue to focus on investments targeted to drive sustainable growth. As we continue to discover, develop, and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses, and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance, and EU CE approval of certain assays or instruments.

Furthermore, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue making investments in our research and development efforts.
General and Administrative

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2026	2025	% change	2026	2025	% change

General and administrative	$33.1	$30.3	+9%	$90.9	$92.5	-2%
% of net sales	6.0%	5.7%		5.8%	6.0%
General and administrative expenses increased by 9% in the three months ended September 30, 2026 and decreased by 2% in the nine months ended September 30, 2026, remaining stable as a percentage of sales. The increase reflects the addition of Parse, which was acquired in December 2025 and the continued investments in our information technology systems (including an upgrade of the SAP enterprise resource planning system) and in cyber security measures, partially offset by efficiency gains across administrative functions and lower share-based compensation expense (discussed in Note 12 "Share-Based Compensation"). General and administrative costs include favorable currency impact of $0.5 million in the three months ended September 30, 2026 and $0.9 million of unfavorable currency impact in the nine months ended September 30, 2026. In the future, we expect to incur higher costs due to increased licensing and information technology expenses, as well as increased cyber security costs.
Acquisition-Related Intangible Amortization

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2026	2025	% change	2026	2025	% change

Acquisition-related intangible amortization	$2.3	$2.1	+8%	$7.0	$5.7	+21%
% of net sales	0.4%	0.4%		0.4%	0.4%
Amortization expenses related to acquisition-related intangibles increased by 8% and 21% during the three and nine months ended September 30, 2026, respectively, compared to the prior-year periods, remaining stable as a percentage of sale. Compared to the year-ago period, amortization expense on acquisition-related intangibles within operating expenses increased following the acquisitions of Parse in December 2025 and Genoox in May 2025, partially offset by full amortization of certain acquired assets in the prior year. Amortization expense related to developed technology and patent and license rights acquired in business combinations are included in cost of sales. Amortization of trademarks and customer base acquired in business combinations are recorded in operating expenses under the caption “acquisition-related intangible amortization.” Amortization expenses for intangible assets not acquired in business combinations are recorded within cost of sales, research and development, or sales and marketing line items, based on the use of the asset. Our acquisition-related intangible amortization recorded in operating expenses may increase in the event of future acquisitions.
Restructuring, Acquisition, Integration and Other, net

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2026	2025	% change	2026	2025	% change

Restructuring, acquisition, integration and other, net	$19.2	$8.1	+136%	$59.8	$32.0	+87%
% of net sales	3.5%	1.5%		3.8%	2.1%
Restructuring, acquisition, integration and other, net, in the nine months ended September 30, 2026 included $15.2 million from the abandonment of software assets under construction that will not be placed in service as well as $29.3 million in charges related to the 2025 Restructuring, as described in Note 16 "Restructuring." We expect to incur additional restructuring costs in 2026 as discussed in Note 16.

Other Income (Expense), net

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2026	2025	% change	2026	2025	% change

Interest income	$10.8	$15.1	-29%	$30.7	$44.3	-31%
Interest expense	(10.5)	(8.2)	+28%	(31.6)	(23.1)	+37%
Other (expense) income, net	(0.4)	(1.3)		1.8	(6.5)
Total other (expense) income, net	($0.2)	$5.6		$0.9	$14.7
Interest income includes interest earned on cash, cash equivalents and short-term investments, income related to certain interest rate derivatives as discussed in Note 9 "Derivatives and Hedging" and other components including the interest portion of operating lease transactions. The decrease in the three and nine months ended September 30, 2026 compared to the year-ago periods is primarily attributable to changing interest rates and the duration and level of short-term investments held during the period.
Interest expense primarily relates to debt, discussed in Note 8 "Debt" in the accompanying notes to the condensed consolidated financial statements. The increase in the three and nine months ended September 30, 2026 compared to the prior year period reflects the issuance of the 2032 Notes in September 2025 partially offset by the repayment of a portion of 2027 Notes in December 2025 and by capitalized interest associated with assets under construction.
For the three months ended September 30, 2026, other income (expense), net primarily includes $2.1 million loss on foreign currency transactions partially offset by $1.3 million income from equity method investments and $0.5 million income from cost method investments. For the three months ended September 30, 2025, other income (expense), net includes $1.8 million loss on foreign currency transactions partially offset by $0.6 million of income from equity method investments.
For the nine months ended September 30, 2026, other income (expense), net primarily includes $4.4 million income from equity method investments and $0.5 million of income from cost method investments and $0.6 million on other miscellaneous income, partially offset by $3.5 million loss on foreign currency transactions. For the nine months ended September 30, 2025, other income (expense), net includes $5.8 million loss on foreign currency transactions and $2.5 million of investment impairment, partially offset by $1.8 million of income from equity method investments.
Provision for Income Taxes

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2026	2025	% change	2026	2025	% change

Income before income tax expense	$132.3	$134.7	-2%	$350.2	$381.1	-8%
Income tax expense	26.7	4.7	+469%	73.1	64.0	+14%
Net income	$105.7	$130.0		$277.1	$317.1

Effective tax rate	20.1%	3.5%		20.9%	16.8%
The quarterly provision for income taxes is based upon the estimated annual effective tax rate for the year, applied to the current period ordinary income before tax plus the tax effect of any discrete items. Our effective tax rate differs from the Netherlands statutory tax rate of 25.8% due in part to our operating subsidiaries being exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements.

We record partial tax exemptions on foreign income primarily derived from operations in Germany. These foreign tax benefits are due to a combination of favorable tax laws and exemptions, including intercompany foreign royalty income in Germany which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany income is subject to lower statutory income tax rates. Effective January 1, 2024, the Organization for Economic Co-operation and Development (OECD) implemented a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two). The Netherlands formally enacted the Pillar Two legislation into domestic law. We are subject to the top-up tax in relation to our operations in Poland.
In the three months ended September 30, 2026, our effective tax rate was 20.1% compared to 3.5% in the same period in 2025. In the nine months ended September 30, 2026 and 2025, our effective tax rates were 20.9% and 16.8%, respectively. Our effective tax rate in the three months ended September 30, 2025 is lower primarily as a result of worthless stock deduction recorded in Q3 2025 under U.S. Internal Revenue Code Section 165 (g)(3) upon the liquidation of our U.S. subsidiary.
In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in "Changes in tax laws, regulatory interpretations or reductions in government tax incentives could increase our effective tax rate, impact our financial flexibility and adversely affect our results of operations" under "Risks and Risk Management" in the Annual Report on Form 20-F for the year ended December 31, 2025.
Liquidity and Capital Resources
To date, we have funded our business through internally generated funds and debt, as well as private and public sales of equity. Our primary use of cash has been to support our business operations, to fund dividends and capital repayments to shareholders and to repay debt, while our investing activities have focused on capital expenditure requirements and acquisitions.

(in millions)	September 30, 2026	December 31, 2025

Cash and cash equivalents	$805.1	$839.0
Short-term investments	25.0	259.9
Total cash and cash equivalents and short-term investments	$830.1	$1,098.9

Working capital (current assets less current liabilities)	$1,067.3	$1,482.9
Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet anticipated local working capital needs. At September 30, 2026, cash and cash equivalents totaled $805.1 million having decreased by $33.9 million from December 31, 2025, primarily as a result of net cash used in financing activities of $586.5 million, partially offset by net cash provided by operating activities of $446.9 million and net cash provided by investing activities of $106.5 million as discussed in the Cash Flow Summary below.

Cash Flow Summary

	Nine Months Ended September 30,
(in millions)	2026	2025

Net cash provided by operating activities	$446.9	$466.2
Net cash provided by (used in) investing activities	106.5	(78.8)
Net cash (used in) provided by financing activities	(586.5)	299.4
Effect of exchange rate changes on cash and cash equivalents	(0.8)	5.3
Net (decrease) increase in cash and cash equivalents	($33.9)	$692.0
Operating Activities
For the nine months ended September 30, 2026 and September 30, 2025, we generated net cash from operating activities of $446.9 million and $466.2 million, respectively. While net income was $277.1 million for the nine months ended September 30, 2026, non-cash components in income included $154.9 million of depreciation and amortization, $26.6 million of share-based compensation expense and $15.2 million of non-cash impairment from the abandonment of software assets under construction that will not be placed in service. The $19.3 million decrease in net cash provided by operating activities in the first nine months of 2026 compared to the same period in 2025 was primarily driven by lower net income, partially offset by higher depreciation and amortization and non-cash impairment charges. Working capital movements were mixed: accounts receivable provided a source of cash in 2026 compared to a use of cash in the prior year period, and the combined outflow from accounts payable and accrued liabilities, the latter of which included payments related to efficiency and restructuring programs, was significantly lower than in the same period of 2025. These favorable movements were more than offset by a meaningful increase in inventory levels in response to geopolitical conditions and to support new product launches, as well as higher prepaid expenses and other current assets. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors could have an impact on our liquidity.
Investing Activities
$106.5 million of cash was provided by investing activities during the nine months ended September 30, 2026 compared to $78.8 million of cash used in investing activities for the same period in 2025. Cash provided by investing activities includes $284.3 million from the sale of short-term investments and $7.6 million received from our derivative counterparties in connection with cash we had provided to collateralize our derivative liabilities with them, partially offset by $128.4 million paid for purchases of property, plant and equipment, $50.0 million of purchases of short-term investments and $3.5 million for the purchases of intangible assets. Cash used in investing activities during the nine months ended September 30, 2025 included $369.0 million of purchases of short-term investments, $130.1 million paid for purchases of property, plant and equipment, $66.6 million net cash paid for the acquisition of Genoox and $28.0 million paid to our derivative counterparties in connection with cash we had provided to collateralize our derivative liabilities with them, mostly offset by $522.1 million from sale of short-term investments.
Financing Activities
Net cash used in financing activities totaled $586.5 million for the nine months ended September 30, 2026 and includes $496.7 million for the capital repayment made as part of 2026 synthetic share repurchase discussed in Note 13 "Equity," $72.3 million of cash dividends paid, $14.0 million paid in connection with net share settlements for tax withholdings related to the vesting of stock awards, $2.0 million cash paid for contingent consideration and $0.5 million paid to our derivative counterparties to collateralize derivative assets that we hold with them. Net cash provided by financing activities was $299.4 million for the nine months ended September 30, 2025, and included $744.6 million net proceeds from the issuance of long-term debt, partially offset by $280.1 million for the capital repayment made as part of 2025 synthetic share repurchase, $60.2 million repayment of long-term debt, $54.2 million of cash dividends paid, $24.5 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards, $16.8 million paid to our derivative counterparties to collateralize derivative assets that we hold with them and $9.2 million cash paid for contingent consideration.

Other Factors Affecting Liquidity and Capital Resources
As of September 30, 2026, we carry a total of $1.64 billion of debt, of which $146.3 million is current and $1.50 billion is long-term.
In June 2026, our shareholders approved a cash dividend totaling $72.3 million which was paid in July 2026 as further discussed in Note 13 "Equity."
In January 2026, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on December 18, 2025 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market repurchases. A total of $496.7 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 5.0% to 206.8 million (of which 0.7 million are held in Treasury Shares) as of January 31, 2026.
In September 2025, we issued $750.0 million aggregate principal amount of 2.0% coupon Convertible Notes due 2032 (2032 Notes). The 2032 Notes will mature on September 4, 2032 unless converted in accordance with their terms prior to such date as described more fully in Note 8 "Debt."
In June 2025, our shareholders approved a cash dividend totaling $54.2 million which was paid in July 2025 as further discussed in Note 13 "Equity."
In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. A total of $280.1 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 2.8%.
In December 2024, we renewed the €400.0 million syndicated revolving credit facility with a tenor of five years, and with the ability to be extended once more by a one-year period. The facility can be utilized in euros and bears interest of 0.550% to 1.500% above EURIBOR and is offered with interest periods of one, three or six months. The interest rate margin is subject to our leverage ratio. No amounts were drawn under the syndicated revolving facility as of September 30, 2026. We have additional credit lines totaling €13.0 million with no expiration date. €4.5 million of these facilities are used for bank guarantees and were not drawn as of September 30, 2026. In July 2026, we obtained an additional €150.0 million uncommitted credit facility.
In September 2024, we issued $500.0 million aggregate principal amount of 2.5% coupon Convertible Notes due 2031 (2031 Notes). The 2031 Notes will mature on September 10, 2031 unless converted in accordance with their terms prior to such date as described more fully in Note 8 "Debt."
In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. A total of $295.2 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 3%.
In July and August 2022, we completed another German private placement bond (2022 Schuldschein), which was issued in several tranches totaling €370.0 million due in various periods through 2035 as described more fully in Note 8 "Debt." Interest rates are linked to our ESG performance. Following the July 2025 repayment of $60.2 million at maturity, $361.3 million remains outstanding as of September 30, 2026.
In December 2020, we issued $500.0 million aggregate principal amount of zero-coupon convertible notes due 2027 (2027 Notes). On December 17, 2025, put date, $474 million of the 2027 Notes was repaid at the election of the bondholders. The remaining 2027 Notes will mature on December 17, 2027 unless converted in accordance with their terms prior to such date as described more fully in Note 8 "Debt."
In 2017, we completed a German private placement (2017 Schuldschein) consisting of various tranches denominated in either U.S. dollars or euro at either floating or fixed rates and due at various dates through June 2027. As of September 30, 2026, a total of $16.4 million is outstanding.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $69.9 million based on the achievement of certain revenue and operating results milestones as further discussed in Note 15 "Commitments and Contingencies."
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our share-based compensation plans and that the market performance of our shares will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional debt or equity financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from any public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.
Quantitative and Qualitative Disclosures about Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities, and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management strategy is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure discussed in "Quantitative and Qualitative Disclosures About Market Risk" in the Annual Report on Form 20-F for the year ended December 31, 2025.
Foreign Currency Risk
QIAGEN’s functional currency is the U.S. dollar and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income (loss). Foreign currency transactions in the three- and nine-month period ended September 30, 2026 resulted in net losses of $2.1 million and $3.5 million, respectively, compared to net losses of $1.8 million and $5.8 million, respectively, in the same period of 2025, and are included in other income (expense), net.
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts and cross-currency swaps. At September 30, 2026, we were party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $613.7 million which expire at various dates through August 2027. Additional information on our foreign exchange contracts is included in Note 9 "Derivatives and Hedging."
We are exposed to currency risks from foreign exchange contracts. If each of the respective currency pairs for derivatives which do not qualify for hedge accounting varied from the rates used for the preparation of the condensed consolidated financial statements, this would have had an effect which would have been almost fully off-set by corresponding valuation adjustments in the positions which economically had been hedged by these foreign exchange derivatives. Accordingly, the net effect of such variance in currency rates would not have been material.
Interest Rate Risk
We are exposed to interest rate risk on our short-term investments and our debt. This exposure is managed in the aggregate with a focus on immediate and intermediate liquidity needs.
Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would impact our financial statements by approximately $3.4 million per annum based on cash investments and interest rate level as per September 30, 2026.

At September 30, 2026, we have $1.6 billion in current and long-term debt, of which $158.9 million is floating rate debt. We use interest rate derivative contracts to align our portfolio of interest-bearing assets and liabilities with our risk management objectives. We were party to cross-currency interest rate swaps through which matured in August 2025 for a total notional amount of €180.0 million under which we exchange, at specified intervals, the difference between the euro and U.S. dollar interest amounts calculated on their respective fixed rates by reference to an agreed-upon euro and U.S. dollar notional principal amounts. Also at September 30, 2026, we are party to cross-currency interest rate swaps through 2028 for a total notional amount of CHF 210.0 million under which we exchange, at specified intervals, the difference between the CHF and USD interest amounts calculated on their respective fixed rates by reference to an agreed-upon CHF and USD notional principal amounts. A hypothetical adverse 10% movement in market interest rates would impact our financial statements by approximately $0.6 million per annum based on financial liabilities and interest rate level as per September 30, 2026.
We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 9 "Derivatives and Hedging" to the accompanying condensed consolidated financial statements.
Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 "Basis of Presentation and Accounting Policies" in the accompanying condensed consolidated financial statements.
Application of Critical Accounting Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting estimates are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting estimates, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. While changing conditions in our global environment present additional uncertainty, we continue to use the best information available to form our estimates. Our critical accounting estimates are those related to income taxes, share-based compensation, acquisitions, amortized intangible assets, and fair value measurements.
Our critical accounting estimates are discussed further in our Annual Report on Form 20-F for the year ended December 31, 2025. Actual results in these areas could differ from management’s estimates.
Off-Balance Sheet Arrangements
We did not use special purpose entities and did not have off-balance-sheet financing arrangements as of September 30, 2026 and December 31, 2025.
Legal Proceedings
For information on legal proceedings, see Note 15 "Commitments and Contingencies" to the accompanying condensed consolidated financial statements.

While no assurances can be given regarding the outcome of the proceedings described in Note 15, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.
Risk Factors
Material risks that may affect our results of operations and financial position appear under "Risks and Risk Management" in our Annual Report on Form 20-F for the year ended December 31, 2025. There have been no material changes from the risk factors disclosed in our Form 20-F, except as set forth below.
The proposed Takeover Offer by Crown NL Bidco B.V. may not be completed on the anticipated terms or timeline, or at all, and the failure to complete the Takeover Offer, or uncertainty while it is pending, could materially and adversely affect our business, financial condition, results of operations and the trading price of our common shares.
On October 21, 2026, QIAGEN and Crown NL Bidco B.V. (the Bidder), a holding company indirectly controlled by the EQT XI fund (EQT Private Equity), announced the Bidder's decision to make an all-cash voluntary public takeover offer for all issued QIAGEN shares at €46.50 per share (the Offer Price, and such offer, the Takeover Offer), pursuant to a Business Combination Agreement entered into between QIAGEN and the Bidder dated October 21, 2026 (Business Combination Agreement). Completion of the Takeover Offer is subject to a number of conditions, many of which are outside our control. These include a minimum acceptance threshold of 50% of our issued share capital plus one share and adoption at the Extraordinary General Meeting of certain resolutions relating to the transaction. We cannot ensure that a sufficient number of shares will be tendered, that the required resolutions will be adopted, or that the votes cast in favor of the post-closing restructuring will reach the requisite threshold contemplated by the Business Combination Agreement. In addition, governmental authorities may refuse or delay required approvals, impose conditions, or seek to block the transaction.
Although closing is currently expected for mid-2027, it may be delayed or may not occur. The Business Combination Agreement may be terminated in specified circumstances. In certain circumstances, we may be required to pay the Bidder a termination payment of €150 million. While the Takeover Offer is pending, the Business Combination Agreement provides for customary restrictions of our ability to conduct our business outside the ordinary course and to solicit alternative proposals. These restrictions may cause us to forgo business opportunities that might otherwise benefit us. Uncertainty about the transaction may also disrupt our relationships with employees, customers, suppliers, licensees and governmental entities, make it harder to retain key personnel, and divert management’s attention.
We have incurred, and will continue to incur, significant transaction-related costs, many of which are payable whether or not the Takeover Offer is completed. If the Takeover Offer is not completed, the trading price of our common shares may decline to the extent that the trading price reflects an assumption that the Takeover Offer will be completed. In that case we may receive no comparable offer, and our business, financial condition and results of operations could be materially and adversely affected.

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